

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 20, 2018

<u>Via E-Mail</u>
Jerald W. Richards
Chief Financial Officer
PotlatchDeltic Corporation
601 West First Avenue, Suite 1600
Spokane, WA 99201

> **Re:** **PotlatchDeltic Corporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 10-Q for the interim period ended March 31, 2018**
> **Filed May 9, 2018**
> **File No. 1-32729**

Dear Mr. Richards:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Senior Staff Accountant
Office of Real Estate and
  Commodities